For Immediate Release
January 15, 2008
SAP France’s Cash Offers for Business Objects Securities Are Successful
- SAP France to hold 87.18% of the share capital of Business Objects -
- Subsequent offering period until January 29, 2008 -
     WALLDORF, Germany and PARIS, France — January 15, 2008 — SAP France S.A. (“SAP France”), SAP AG (NYSE: SAP) (“SAP”) and Business Objects S.A. (Nasdaq: BOBJ) (Euronext Paris ISIN code: FR0004026250 — BOB) (“Business Objects”) announced today that SAP France’s all-cash tender offers for Business Objects securities were successful. As a result of the offer in France, which closed on January 10, 2008, and the offer in the United States, which closed today, SAP France will hold 87.18% of the share capital and total voting rights of Business Objects, or 82.08% on a fully diluted basis taking into account all outstanding ORNANEs (as defined below), warrants and stock options. This result satisfies the offers’ minimum tender condition of 50.01% of the total voting rights of Business Objects on a fully diluted basis.
     In a press release issued today under the number 208c0093, the Autorité des marchés financiers (“AMF”) indicated that the securities tendered in the offers consist of:
•	87,640,403 Business Objects shares (including shares represented by ADSs), representing 87.18% of the 100,529,222 shares outstanding;

•	10,650,146 Business Objects bonds convertible or exchangeable into new or existing ordinary shares (“ORNANEs”), representing 99.76% of the 10,676,156 ORNANEs outstanding;

•	45,000 Business Objects 2003 warrants, representing 100% of the 2003 warrants outstanding;

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•	195,000 Business Objects 2004 warrants, representing 100% of the 2004 warrants outstanding;

•	90,000 Business Objects 2005 warrants, representing 100% of the 2005 warrants outstanding;

•	45,000 Business Objects 2006 warrants, representing 100% of the 2006 warrants outstanding; and

•	210,000 Business Objects 2007 warrants, representing 100% of the 2007 warrants outstanding.
SAP Press Briefing at 8:00 p.m. CET (11:00 a.m. PST) on January 16, 2008
     SAP will hold a press briefing at 8:00 p.m. CET (11:00 a.m. PST) on January 16, 2008 at SAP Palo Alto Labs with SAP CEO Henning Kagermann, SAP Deputy-CEO Léo Apotheker and Business Objects CEO John Schwarz to explain the integration of Business Objects, the new joint mission and business strategy as well as the go-to-market strategy of SAP/Business Objects.
     The press briefing will be broadcast at www.sap.com/press. Questions may be submitted to press@sap.com. The toll-free dial-in number for callers in the United States is +1 (800) 762-4758, and the dial-in number for international callers is +1 (480) 629-9035. A replay of the press briefing will be available until January 30, 2008. The toll-free replay number for callers in the United States is +1 (800) 475-6701, and the replay number for international callers is +1 (320) 365-3844, replay passcode 907018.
Subsequent offering period open until January 29, 2008
     In order to enable Business Objects security holders who have not yet tendered their securities to benefit from the offers, the offers will be reopened for a subsequent offering period until January 29, 2008, as announced by the AMF today in the press release published under number 208c0094.
     The subsequent offering period in connection with SAP France’s U.S. offer to ADS holders and U.S. holders of Business Objects ordinary shares and ORNANEs (all Business Objects warrants have been previously tendered during the first offering period) is on the same terms as those of the initial U.S. offer. All securities tendered during the subsequent offering period, which commences at 9:00 a.m. EST on January 16, 2008 and expires at 5:00 p.m. EST on January 29, 2008, will be paid at:

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•	the U.S. dollar equivalent of €42.00 net per ADS (as determined using the euro foreign exchange reference rate published by the European Central Bank on or about 2:15 p.m. CET on the business day following each tender of ADSs);

•	€42.00 net per ordinary share; and

•	€50.65 net per ORNANE.
     To tender into the subsequent offering period, ADS holders and U.S. holders of ordinary shares or ORNANEs should use the appropriate letter of transmittal or form of acceptance that was previously provided. Additional copies of the letter of transmittal, forms of acceptance and related documents may be obtained from Georgeson Inc., the information agent for the U.S. offer, at (866) 574-4069. Securities that are tendered during the subsequent offering period in the United States will be immediately accepted and promptly paid for and may not be withdrawn.
     In parallel, in accordance with Article 232-4 of the Réglement Général (“General Regulation”) of the AMF, SAP France’s offer in France will be reopened between January 16 and January 29, 2008. The terms of the offer remain the same as those listed in the note d’information related to the offer, which has received AMF visa n°07-425 on November 27, 2007, and in particular its section 2.11 which indicates that the reopened offer will be semi-centralized. Business Objects security holders will receive the amount mentioned above in euros for each security they hold. The offer in France is open to non-U.S. holders of Business Objects ordinary shares and ORNANEs who are permitted to participate in the French offer pursuant to the local laws and regulations applicable to those holders.
     Holders of Business Objects ordinary shares or ORNANEs who are eligible to participate in the French offer may obtain copies of the note d’information, free of charge, from the websites of the AMF (www.amf-france.org) and SAP France (www.sap.com), and from SAP France, Défense Plaza — 23-25 rue Delarivière Lefoullon, La Défense 9 — 92064 Paris la Défense Cedex and Deutsche Bank AG, Paris Branch, 3, av. De Friedland, 75008 Paris. For more information, call either your financial intermediary or Georgeson at 0800 6570 (toll free in Europe) or +44 (0) 117 378 6015 (international).
About SAP
SAP is the world’s leading provider of business software*. More than 43,400 customers in more than 120 countries run SAP® applications—from distinct solutions addressing the needs of small and midsize enterprises to suite offerings for global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships,

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enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business software as comprising enterprise resource planning and related applications such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.
About Business Objects
Business Objects has been a pioneer in business intelligence (BI) since the dawn of the category. Today, as the world’s leading BI software company, Business Objects transforms the way the world works through intelligent information. The company helps illuminate understanding and decision-making at more than 45,000 organizations around the globe. Through a combination of innovative technology, global consulting and education services, and the industry’s strongest and most diverse partner network, Business Objects enables companies of all sizes to make transformative business decisions based on intelligent, accurate, and timely information.
Business Objects has dual headquarters in San Jose, Calif., and Paris, France. The company’s stock is traded on both the Nasdaq (BOBJ) and Euronext Paris (ISIN: FR0004026250 — BOB) stock exchanges. More information about Business Objects can be found at www.businessobjects.com.
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP and/or Business Objects are intended to identify such forward-looking statements. SAP and/or Business Objects undertake no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s and Business Objects’ future financial results are discussed more fully in SAP’s and Business Objects’ filings with the U.S. Securities and Exchange Commission (“SEC”), respectively, including SAP’s most recent Annual Report on Form 20-F filed with the SEC and Business Objects’ most recent Quarterly Report on Form 10-Q filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The complete terms and conditions of the U.S. offer are set forth in the U.S. Offer to Purchase and related documentation filed with the U.S. Securities and Exchange Commission (the “SEC”) by SAP AG and SAP France on Schedule TO and the recommendation of the Business Objects board of directors with respect to the U.S. offer is set forth in the solicitation/recommendation statement filed with the SEC by Business Objects on Schedule 14D-9. The complete terms and conditions of the French offer are set forth in the Note d’Information and Note en Réponse filed by SAP France and Business Objects with the French stock exchange authority (Autorité des marchés financiers, “AMF”) which are available on the websites of the AMF (www.amf-france.org) and respectively SAP France (www.sap.com) and Business Objects (www.businessobjects.com), and may be obtained free of charge respectively from SAP France SA and Deutsche Bank AG, and Business Objects.
Business Objects shareholders and other investors should carefully read all tender offer materials, including the U.S. Offer to Purchase and all related documentation filed by SAP AG and SAP France on Schedule TO, the Schedule 14D-9 filed by Business Objects as well as the Note d’Information and the Note en Réponse filed by SAP France and Business Objects because these documents contain important information, including the terms and conditions of the tender offers. Business Objects shareholders and other investors can obtain copies of the tender offer materials and any other documents filed with the AMF from the AMF’s Web site (www.amf-france.org) or with the SEC at the SEC’s Web site (www.sec.gov), in both cases without charge. Materials filed by SAP AG and SAP France may also be obtained for free at SAP’s Web site (www.sap.com), and materials filed by Business Objects may be obtained for free at Business Objects’ Web site (www.businessobjects.com). Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the Offers.
Questions and requests for assistance may be directed to the Information Agent, Georgeson Inc. (199 Water Street, 26th Floor, New York, New York 10038-3650; North America Toll Free Number: (866) 574-4069; Outside North America Collect: (212) 440-9800; European Toll Free Number: 00800 6570 6570) or the Dealer Manager, Deutsche Bank Securities Inc. (60 Wall Street, New York, New York 10005; Call Toll Free: (877) 221-7676). Requests for additional copies of the U.S. offer documents and other materials may be directed to the Information Agent, and will be furnished promptly at SAP France’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the U.S. offer. SAP France will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of securities pursuant to the U.S. Offer.
The publication or distribution of this press release may be subject to statutory or regulatory restrictions in certain countries. The press release is not addressed to individuals subject to such restrictions, either directly or indirectly. Receipt of this press release does not constitute an offer in countries where a tender offer or an offer of securities would be illegal.
Copyright © 2007 SAP AG. All rights reserved.

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SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.
For more information, press only:
Christoph Liedtke, +49 6227 7-50383, christoph.liedtke@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
Andy Kendzie, +1 202 312-3919, andy.kendzie@sap.com, EST
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
Business Objects Contact:
Edouard Lassalle
Investor Relations Director, Europe
Tel.: +33 1 41 25 24 33
edouard.lassalle@businessobjects.com